# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Xponential Fitness, Inc., CIK 0001802156
CUSIP: 98422X101
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 17877 VON KARMAN AVE, SUITE 100, IRVINE, California (CA), 92614
Date of event which requires filing of this statement: 10/02/2026
Filed by CIK 0001959730
Persons authorized to receive notices and communications: Fund 1 Investments, LLC, 100 Carr 115, Unit 1900, Rincon, Puerto Rico (PR), 00677, 804-363-4458

## Reporting persons
- Fund 1 Investments, LLC (CIK 0001959730): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 4,170,610; shared voting power 0; sole dispositive power 4,170,610; shared dispositive power 0; aggregate amount beneficially owned 4,170,610 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Xponential Fitness, Inc.
Address of issuer's principal executive offices: 17877 VON KARMAN AVE, SUITE 100, IRVINE, California (CA), 92614

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned by the Reporting Person were purchased with working capital of the Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 4,170,610 Shares beneficially owned by the Reporting Person is approximately $25,854,365, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based on 42,219,000 Shares outstanding as of July 31, 2026, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2026.

As of the date hereof, the Reporting Person beneficially owned 4,170,610 Shares, constituting approximately 9.9% of the outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

The Reporting Person has sole power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 4,170,610 Shares held by the Funds.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

There have been no transactions in the Shares of the Issuer by the Reporting Person since the filing of Amendment No. 1 to the Schedule 13D. This Amendment reflects an update to the Reporting Person's beneficial ownership of Shares included in Amendment No. 1 to the Schedule 13D, reflecting that on August 21, 2026, the Reporting Person purchased an additional 10,000 Shares at a price of $5.0470 per Share.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

The Reporting Person has entered into certain cash-settled total return swap agreements (the "Cash-Settled Swaps") with an unaffiliated third-party financial institution, which provide the Reporting Person with economic exposure to an aggregate of 3,573,826 notional Shares, representing approximately 8.5% of the outstanding Shares. The Cash-Settled Swaps provide the Reporting Person with economic results that are comparable to the economic results of ownership, but do not provide the Reporting Person with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Cash-Settled Swaps.

As previously disclosed, the Reporting Person has sold short over-the-counter cash-settled put options referencing an aggregate of 2,500,000 Shares, which have an exercise price of $5 per Share and an expiration date of October 16, 2026.

## Signatures
- Fund 1 Investments, LLC: /s/ Benjamin C. Cable, Benjamin C. Cable, Chief Compliance Officer (10/07/2026)